Exhibit 99.1

PRESS RELEASE

For Investors: Joseph McGinley Head of Investor Relations jmcginley@aercap.com; +353 1 418 0428	For Media: Gillian Culhane Head of Corporate Communications and Marketing gculhane@aercap.com; +353 1 636 0945

AerCap Holdings N.V. Announces Pricing of $500 Million Aggregate Principal
Amount of Fixed-Rate Reset Junior Subordinated Notes

DUBLIN – March 25, 2025 – AerCap Ireland Capital Designated Activity Company and AerCap Global Aviation Trust (together, the “Issuers”), each a wholly-owned subsidiary of AerCap Holdings N.V. (“AerCap” or the “Company”), priced an offering of $500 million aggregate principal amount of the Issuers’ Fixed-Rate Reset Junior Subordinated Notes due 2056 (the “Notes”). The Notes will be issued with an initial interest rate of 6.500% per annum, to be reset on January 31, 2031 and every five years thereafter based on the then-prevailing five-year U.S. Treasury rate plus a spread of 2.441%. The Notes will be fully and unconditionally guaranteed on an unsecured junior subordinated basis by the Company and certain other subsidiaries of the Company.

The Issuers intend to use the net proceeds from the Notes for general corporate purposes, which may include the redemption of all or a portion of AerCap Global Aviation Trust’s outstanding Fixed-to-Floating Rate Junior Subordinated Notes due 2045 (the “2045 Junior Subordinated Notes”) on June 16, 2025, which is the first redemption date in respect of such notes. The information contained in this press release does not constitute a notice of redemption for the 2045 Junior Subordinated Notes.

Mizuho, BofA Securities, MUFG and Truist Securities are serving as joint book-running managers for the underwritten public offering.

The Company has filed a registration statement (including a prospectus) on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the underwritten offering to which this communication relates. The registration statement automatically became effective upon filing on October 18, 2024. Investors should read the accompanying prospectus dated October 18, 2024, the preliminary prospectus supplement relating to the offering dated March 25, 2025, and other documents the Company has filed with the SEC for more complete information about the Company and this offering.

These documents may be obtained for free by visiting EDGAR on the SEC’s website at www.sec.gov. The prospectus supplement and accompanying prospectus relating to this offering may also be obtained from: Mizuho Securities USA LLC, Attn: Debt Capital Markets, 1271 Avenue of the Americas, New York, New York 10020, or by telephone at 1-866-271-7403; BofA Securities, Inc., NC1-022-02-25, 201 North Tryon Street, Charlotte, North Carolina 28255, Attn: Prospectus Department, by telephone at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com; MUFG Securities Americas Inc., Attention: Capital Markets Group, 1221 Avenue of the Americas, 6th Floor, New York, New York 10020, by telephone at 1-877-649-6848; or Truist Securities, Inc. 50 Hudson Yards, 70th Floor, New York, New York 10001, Attn: Debt Capital Markets, at 1-800-685-4786 or by email at TruistSecurities.prospectus@Truist.com.

This press release shall not constitute an offer to sell or purchase or the solicitation of an offer to sell or purchase the Notes, the 2045 Junior Subordinated Notes or any other securities, nor shall there be any offer, solicitation, purchase or sale of these securities in any state or jurisdiction in which such offer, solicitation, purchase or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AerCap

AerCap is the global leader in aviation leasing with one of the most attractive order books in the industry. AerCap serves approximately 300 customers around the world with comprehensive fleet solutions. AerCap is listed on the New York Stock Exchange (AER) and is based in Dublin with offices in Shannon, Miami, Singapore, Memphis, Amsterdam, Shanghai, Dubai and other locations.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com

Forward-Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “will,” “aim,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, and may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements, including but not limited to the availability of capital to us and to our customers and changes in interest rates; the ability of our lessees and potential lessees to make lease payments to us; our ability to successfully negotiate flight equipment (which includes aircraft, engines and helicopters) purchases, sales and leases, to collect outstanding amounts due and to repossess flight equipment under defaulted leases, and to control costs and expenses; changes in the overall demand for commercial aviation leasing and aviation asset management services; the continued impacts of the Ukraine Conflict, including the resulting sanctions by the United States, the European Union, the United Kingdom and other countries, on our business and results of operations, financial condition and cash flows; the effects of terrorist attacks on the aviation industry and on our operations; the economic condition of the global airline and cargo industry and economic and political conditions; the impact of hostilities in the Middle East, or any escalation thereof, on the aviation industry or our business; development of increased government regulation, including travel restrictions, sanctions, regulation of trade and the imposition of import and export controls, tariffs and other trade barriers; a downgrade in any of our credit ratings; competitive pressures within the industry; regulatory changes affecting commercial flight equipment operators, flight equipment maintenance, engine standards, accounting standards and taxes; and disruptions and security breaches affecting our information systems or the information systems of our third-party providers.

As a result, we cannot assure you that the forward-looking statements included in this press release will prove to be accurate or correct. These and other important factors and risks are discussed in AerCap’s annual report on Form 20-F and other filings with the SEC. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. Except as required by applicable law, we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

AerCap Holdings N.V.
65 St. Stephen’s Green, Dublin D02 YX20, Ireland
www.aercap.com